UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42256

WORK Medical Technology Group LTD
(Translation of registrant’s name into English)

1/88 Cook St, Auckland City, 1001, New Zealand

+1 949-818-3667
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Unregistered Sales of Equity Securities.

On August 4, 2026, WORK Medical Technology Group LTD, a Cayman Islands exempted company with limited liability (the “Company”) entered into certain securities purchase agreements (the “Securities Purchase Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell, in a private placement (the “Private Placement”) ordinary shares, including 2,000,000 Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”) at the subscription price of $1.00 per share, and 50,000 Class B ordinary shares, par value US$0.001 per share (the “Class B Ordinary Shares”) at the subscription price of $2.50 per share. The Company plans to use the process of approximately $2,125,000 for business expansion, working capital and general corporate purposes.

The closing of the Placement Private is subject to the satisfaction of customary closing conditions. As of the date of this report, the closing conditions have not been satisfied, and the Company has not issued any Class A Ordinary Shares or Class B Ordinary Shares pursuant to the securities purchase agreements.

The Class A Ordinary Shares and the Class B Ordinary Shares will be issued and sold by the Company to the Investors in reliance upon the exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof, and Regulation S promulgated thereunder. Each Investor was required to represent that it is not a “U.S. person” in accordance with Regulation S under the Securities Act. The Company did not engage in general solicitation or advertising and did not offer securities to the public in connection with the issuance and sale of the Class A Ordinary Shares or the Class B Ordinary Shares described in this report.

The foregoing descriptions of the securities purchase agreements in connection with issuance and sale of the Class A Ordinary Shares or the Class B Ordinary Shares described in this report do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 10.1 and 10.2, to this Current Report on Form 6-K and incorporated herein by reference.

The Class A Ordinary Shares and Class B Ordinary Shares to be issued in the Private Placement have not been registered under the Securities Act and none of such securities may be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws. The Class A Ordinary Shares and Class B Ordinary Shares will be subject to transfer restrictions, and the certificates evidencing the securities will contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom.

Neither this Current Report on Form 6-K nor any of the exhibits attached hereto will constitute an offer to sell or the solicitation of an offer to buy Class A Ordinary Shares, Class B Ordinary Shares or any other securities of the Company

Consolidation of Ordinary Shares

On June 18, 2026, the Company effectuated a consolidation of its Class A Ordinary Shares and Class B Ordinary Shares (the “Share Consolidation”), which were approved by the Company’s board of directors on May 13, 2026.

Pursuant to the Share Consolidation, every 100 Class A Ordinary Shares with a par value of US$0.00001 each was consolidated into one Class A Ordinary Share with a par value of US$0.001 each and every 100 Class B Ordinary Shares with a par value of US$0.00001 each was consolidated into one Class B Ordinary Share with a par value of US$0.001 each.

Immediately following the Share Consolidation, the authorized share capital of the Company was amended from US$200,000 divided into 16,000,000,000 Class A Ordinary Shares of par value US$0.00001 each and 4,000,000,000 Class B Ordinary Shares of par value US$0.00001 each, to US$200,000 divided into 160,000,000 Class A Ordinary Shares of par value US$0.001 each and 40,000,000 Class B Ordinary Shares of par value US$0.001 each. No fractional shares were issued to any shareholders in connection with the Share Consolidation, and that each shareholder was entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation.

Reason for the Share Consolidation. The Share Consolidation was implemented so that the Company can expeditiously meet the continued listing standard of the Nasdaq Stock Market (“Nasdaq”) relating to the minimum bid price under Nasdaq Listing Rule 5550(a)(2), and to mitigate the risk of the Company being delisted from the Nasdaq.

Effective Date; Symbol; CUSIP Number. The effective date of the Share Consolidation was June 18, 2026 (the “Effective Date”), which was reflected on the Nasdaq marketplace at the opening of business on June 18, 2026, whereupon the Company’s Class A Ordinary Shares began trading on a post-consolidation basis. The Company’s Class A Ordinary Shares continue to trade on Nasdaq under the same symbol “WOK” with a new CUSIP Number, G9767H133.

Adjustment; No Fractional Shares. On the Effective Date, the number of the Company’s ordinary shares held by each shareholder was converted into the number of ordinary shares held by such shareholder immediately prior to the Share Consolidation divided by one hundred (100), with any resulting fractional shares rounded up to the whole number of shares.

Non-Certificated Shares. Shareholders who hold their ordinary shares in electronic form at brokerage firms did not have to take any action, as the Share Consolidation was automatically reflected in their brokerage accounts.

Capitalization. As of June 16, 2026, the Company had 241,754,604 ordinary shares issued and outstanding, composed of 241,653,844 Class A Ordinary Shares and 100,760 Class B Ordinary Shares. As a result of the Share Consolidation, as of the Effective Date, there were approximately 2,417,548 ordinary shares issued and outstanding, composed of approximately 2,416,539 Class A Ordinary Shares and 1,009 Class B Ordinary Shares (subject to the adjustment of rounding fractional shares into additional whole shares).

Previously on June 16, 2026, the Company issued a press release announcing that it will effect the Share Consolidation. A copy of the press releases is attached hereto as Exhibit 99.1.

Amended and Restated Memorandum of Association

The Company’s Amended and Restated Memorandum of Association (the “Amended M&A”), which were adopted by special resolution of the shareholders on February 25, 2026, became effective on May 14, 2026 pursuant to resolutions of the board of directors dated May 13, 2026, and have been filed with the Cayman Islands Registrar of Companies. Attached to this report on Form 6-K as Exhibit 3.1 is a copy of the Amended M&A of the Company.

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-289943) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits Number	Description
3.1	Amended and Restated Memorandum of Association, effective on May 14, 2026
10.1	Form of Securities Purchase Agreement (Class A Ordinary Shares)
10.2	Form of Securities Purchase Agreement (Class B Ordinary Shares)
99.1	Press Release
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 6-K contains forward looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this Form 6-K, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in the Company’s Commission filings, which may cause our or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements included in this document are based on information available to us on the date hereof, and we assumes no obligation to update any such forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Form 6-K. Before you invest in our securities, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” as well as other risks and factors identified from time to time in the Company’s Commission filings could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Form 6-K to conform our statements to actual results or changed expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2026	WORK Medical Technology Group LTD

	By:	/s/ Shuang Wu
Shuang Wu
Chief Executive Officer